Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

Since we last wrote to you, Europe has been engulfed by negative economic news; and stock, currency and interest rate markets have been volatile. During these turbulent times, our operations performed well, and most continue their steady improvement after the economic shocks of 2009.

We generated $244 million of funds from operations and $272 million of total return for common shareholders during the quarter. While the volatility affected our total return compared to prior years, we believe we are setting the base for exceptional long-term net asset value growth, with more opportunistic additions to our businesses than almost any other quarter.

Our clients continue to allocate increasing amounts of their capital to real assets across the world. In this regard, during the quarter we closed on $3 billion of commitments for our funds in marketing. Our existing funds are being invested in many exciting opportunities, and we expect that our private flagship infrastructure fund will be over 75% invested by the end of this year, which would enable us to launch a successor fund.

We have used this unsettled environment to close a number of transactions. Volatility always assists in bringing finality to transactions, and we feel fortunate to have a strong capital position that allows us to act on opportunities which inevitably come our way in times like these. During the quarter this enabled us to acquire a $600 million portfolio of U.S. hydro power facilities, a joint controlling interest in a 3,200 kilometre Brazilian toll road company, a UK utility business, a £518 million portfolio of office properties in London, and over $1.5 billion of office, retail and industrial properties in various transactions across the U.S. and Australia.

Real Assets

Over the past ten years, the investment industry has generally settled on a definition for the term ‘real assets.’ The definition differs from place to place but in general it refers to investments in property, power, infrastructure, timber and natural resources (both commodities and food).

We are fortunate to have been at the forefront of establishing ourselves as a global manager of real assets and with interest rates at historic lows, we believe real assets will continue to be a compelling alternative for institutional clients looking for superior overall returns. As a result, institutions are now on average allocating 5% – 10% of their funds to real assets. We expect that over the next 10 years that most institutions will increase their allocations to
25% – 40%, which means many trillions of dollars of capital allocated to real assets in the coming years.

We believe this trend will be similar to the period decades ago, when institutions shifted allocations from bonds to common stocks. As a result, this will have a dramatic global impact, as it did with equities in the past. Major capital shifts can often crowd out good returns. While there is some risk that this will occur within the real asset space, it is important to note that there is a confluence of events occurring. That is, the supply of assets available for investment is likely to grow dramatically, as governments undertake the major deleveraging that must occur to get their fiscal books in order.

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We believe that real assets will become one of the largest groups of assets for most institutional investors over the next 10 years largely because low risk returns of 7% to 15% (depending on strategy) can be earned. This performance compares very favourably to locking in 30-year Treasury bond returns of 2.75%, or dealing with the uncertainty of equities; in particular when looking at the volatility of the markets.

We are one of a handful of global asset managers who have the track record and the operational capabilities to scale up for this transformation as institutions increase allocations. There are always competitors, and there will be more; but we do believe that we possess a great first mover advantage and we intend to continue to capitalize on it.

Europe

The economic problems in Europe are serious with the situation deteriorating for more than three years. As a result, we are increasingly optimistic that we will continue to be able to partner with companies in Europe seeking cash to replenish their balance sheets and recapitalize their affairs to ride out the current environment.

At times like these, it is easy to conclude that one should pass on an investment. At the peak of any crisis, there are always hundreds of commentators who conclude that the situation is dire and that the end is near.  Thankfully, we have been through this many times and therefore try to step back and look at the overall situation before agreeing with the common view.

Furthermore, our business is about being in a strong position from a capital perspective, with knowledge of a sector, and with developed relationships (either from reputation, or personal dealings), to be able to assist those who require capital. From this position, it is sometimes possible to acquire assets with a wide margin of safety at a time when valuations are trading at extremes.

Our objective is to always be on the look-out for investment opportunities within our areas of expertise, where conditions not specific to a business have caused its assets to be offered at a discount to a buyer who can work through short-term challenges. Sometimes these are caused by economic conditions, sometimes they are the result of too much leverage, and often both conditions exist. Currently many European companies face both issues, as sovereign debt and banking problems are placing stress on corporations, many of which, prior to this crisis, had prudent levels of debt.

Our focus to date has been on using our cash to acquire assets from some of these European companies with good assets in other parts of the world. We hope to be able to continue to do this. The next phase will be working with some of these companies to find ways to provide our capital to assist them recapitalize their balance sheets. We believe that valuations in Europe will soon reach a point where the margin of safety is large enough to more than offset the risks we may take.

The largest unknowable risk is redenomination risk (i.e. the risk that you buy a Euro asset which afterward becomes a business earning returns in another lower valued currency). If this occurs, it is possible that investments can be substantially impaired. We have been working on methods of protecting ourselves from this risk, although we believe that there will never be any way to protect entirely against all of these outcomes.

Despite this potential problem, the valuation of assets after the latest round of shocks is almost at the point where, even under the most extreme downside scenarios, returns may still be

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satisfactory. For this reason, we believe that capital will soon start to flow into the Eurozone, and we hope to be a participant in some of these situations.

U.S. Residential

After looking at results from the businesses we own that are affected by U.S. home sales, we believe that the worst of U.S. housing is behind us and that we are slowly working our way back to normalized sales of single family homes in the U.S. While we don’t by any means expect a snap back to robust sales levels, we do believe that over the next five years sales will build towards 1.5 million annual starts for new homes, from around half of that level today. This is excellent news for the wealth effect in the United States, and will also result in substantial direct and indirect economic activity and job growth, which will be very positive for the U.S. and the global economy.

In addition to our observations, we also base this assessment on a number of facts. There were less than one million housing starts in the United States for the fifth straight year, compared with almost 60 straight years of starts that were above this level. That drop in supply, along with an increase in immigration and rental levels that have become more expensive in most U.S. markets, all add up to a turn in the U.S. residential market, as inventory and foreclosures decline. Said more positively, it is probable that within the next five years there will be significant housing volume and price increases in most markets of the United States.

Lastly, on the theme of real assets, institutional investors, as mentioned before, have the opportunity to acquire commercial properties and infrastructure assets to diversify their investment portfolios in order to earn attractive yields in this low interest rate environment. As a result of size and familiarity, individuals do not often have the same choices. Instead they usually turn for the same reason to residential real estate. This is occurring today – in Hong Kong, London and New York – and it is very possible that if interest rates remain low, this trend will migrate to other residential markets across the U.S. and around the world. This should further bolster residential volumes and pricing over the medium term.

Operations

Property

Property operating income was $498 million on a consolidated basis, compared with $421 million in the comparable period last year. We continue to see a stable recovery of office and retail markets across the world, with the exception of Europe, where results continue to deteriorate. Retail sales in our U.S. shopping malls were strong, leading to 24% growth in cash flows in these operations.

In our U.S. office portfolio, we signed a lease with a major financial services firm for 1.2 million square feet in one of our properties in lower Manhattan. This increased our overall office leasing to four million square feet to date this year, well on our way to solid leasing performance in our portfolio. In retail, leasing is strong with occupancies increasing and retailers expanding. This includes European retailers who are now in the U.S. in a greater way seeking growth.

We committed to acquire a £518 million portfolio of office projects in London from a UK property company, an office property in each of Washington, D.C. and Seattle, and the other 50% of two retail malls in the U.S. which we had previously owned with a partner. We also launched a takeover bid for an Australian based commercial property company and agreed to acquire 100% of an 18 million square foot industrial REIT in the United States in one of our Opportunity Funds.

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With office vacancies in Canada at 20-year lows, and rental rates at the highest levels ever seen, we announced the start of construction on our second, one million square foot tower at Bay Adelaide Centre, backed by a commitment from a major accounting firm for close to 50% of the space and good prospects for further leasing. Once complete, these buildings will encompass over two million square feet, and be part of one of the largest and most modern office complexes in Canada.

We also opened our new one million square foot premier office property in Perth, a fully leased property which has been renamed Brookfield Place – Perth. This property is among the largest office buildings in Australia and, more importantly, is a testament to our construction and development franchise, as it finished ahead of schedule and under budget, despite being built in one of the most competitive labour and construction markets in the world. We intend to shortly launch construction of the second tower with substantial pre-lease commitments.

We continue to work with the regulatory authorities to finalize the distribution of part of Brookfield Property Partners to you. We expect that we will be in a position to distribute a special dividend representing approximately 10% of Brookfield Property Partners, in the latter half of this year.

Renewable Power

Power revenues were lower than we would like due to reduced water levels, and the sale of our non-contracted power at lower-than-expected prices, as a result of natural gas trading at decade lows. Despite this, operating income generated during the quarter was a respectable $170 million.

We have started construction on a new 45 megawatt, $200 million hydro project in British Columbia which is contracted for 40 years. We are also on schedule and budget with two hydro projects in Brazil totalling 48 megawatts.

We agreed to acquire a portfolio of four hydroelectric facilities, from a major industrial user in Tennessee and North Carolina for $600 million. These power plants are currently being upgraded and with the expansions will generate 378 megawatts of electricity. The facilities are well positioned to serve regional utilities, many of which must retire coal-fired power plants in the near future.

Infrastructure

Infrastructure cash flows were solid and in line with expectations. Cash flows were $283 million during the quarter compared with $255 million last year. The expansion of our Australian railroad over the past two years, with new links built to major mining projects, is now resulting in higher traffic volumes and cash flows, and will ramp up substantially over the next 12 months.

We refinanced a number of our holdings, including our Australian coal terminal and our U.S. gas transmission network, at attractive long-term rates. We also achieved a major milestone with an investment grade credit rating for Brookfield Infrastructure during the quarter. We expect to utilize this status to issue corporate bonds in the latter half of 2012.

Recently, we acquired a natural gas storage asset in Alberta, committed to acquire, for €230 million, the other 45% of the equity of the tolled ring-road in Santiago that we did not acquire last year, and agreed to acquire OHL Brazil, in conjunction with Abertis, one of the world’s largest toll road operators. OHL Brazil owns 3,200 kilometres of highways in Brazil, and is the largest portfolio of toll roads in South America.

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In the UK, we purchased an option to acquire 85% of the shares of a gas connections utility called Inexus. We are applying for competition approvals to merge the company with our existing utility business in the UK, and plan to recapitalize the company with £300 million of capital prior to merging it with our business.

With the vast array of transactions closed, and in our pipeline, we recently issued $500 million of capital from Brookfield Infrastructure Partners, including our pro-rata interest.

Private Equity

Our private equity investments continue to progress in line with our expectations and during the quarter two of our building products companies completed refinancings on attractive terms.  Norbord Inc., a producer of oriented strandboard, issued $240 million of three-year 6.25% senior notes, and Western Forest Products Inc., a producer of wood products, completed a C$110 million four-year floating rate loan on very attractive terms.

Our construction business has a long track record of delivering projects on time and on budget, and we continue to expand these operations, with new offices recently established in India and Canada. During the quarter, we secured new contracts for hospital, infrastructure and residential projects, which enabled us to maintain our order book at approximately $10 billion.

We made a number of investments in recent years that were possible because of the downturn in the U.S. housing market. The recovery in residential real estate, albeit slow, combined with operational improvements is having a positive impact on results from these businesses, and we expect them to generate materially higher cash flows over the next few years. During the quarter we increased our position in the distressed debt of another building products company, and expect to earn an attractive return on this investment over the next several years.

The ongoing deleveraging by financial institutions and corporations, including institutions based in Europe, continues to create opportunities to make investments at attractive valuations. We are also reviewing a number of businesses that have been negatively impacted by abnormally low natural gas prices. In addition, for the first time in several years, opportunities in the mining sector are arising as certain commodity prices have weakened and financing for late stage developments has become difficult to obtain.

Interest Rates and Currencies

As you know, we are a global investor in long life real return assets. Accordingly a large proportion of our equity is invested in currencies other than the U.S. dollar and our borrowings tend to be mostly long-term fixed rate financings tied to each asset. As such, changes in currencies and interest rates can have an impact on our financial results.

Roughly 40% of our net equity is invested in the Australian, Brazilian and Canadian currencies. We occasionally lock in exchange rates on these exposures, but typically only a relatively small portion. In the most recent quarter, lower exchange rates reduced our Intrinsic Value by approximately $500 million, although this should be put into perspective, as in the last four years accumulated currency gains of this nature total $1.3 billion, inclusive of the most recent quarterly revaluation. Over the long-term, we continue to believe that our investments in these regions with their favourable demographic and economic profiles will produce strong returns inclusive of currency fluctuations.

We also continue to capitalize on the low interest rate environment by extending maturities and fixing rates at levels not previously experienced in most of our lifetimes. During 2012, we have

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completed $8 billion of fixed rate financings and continue to use forward contracts to lock in the treasury rate for a portion of our debt issuances over the next three years.

And while we know these will be incredibly great long-term decisions, the continued decline in interest rates during the past three months created an unfavourable mark-to-market of approximately $125 million on these hedges, and this amount is included in our quarterly IFRS numbers. It is worth noting that financial contracts such as these are revalued immediately, whereas changes in long-term rates tend to impact valuations of long-term assets on a more gradual basis. As a result, we are quite sure that if rates continue to stay low, multiples of this revaluation number will be included as asset valuation gains in our results in the future.

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, and upside from appreciation potential, while emphasizing downside protection of the capital employed. With interest rates low, real assets continue to offer attractive options for alternative investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows on a per share basis and, as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt
Chief Executive Officer
August 10, 2012

Note: This Letter to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected

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benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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